

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

January 5, 2007

By Facsimile: (212) 530-5219
M. Douglas Dunn, Esq.
John T. O'Connor, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005-1413
(212) 530-5000

> **Re: Openwave Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A by Harbinger Capital**
> **Partners Master Fund I, LTD, et al.**
> **Filed December 27, 2006**
> **File No. 001-16073**

Dear Messrs. Dunn and O'Connor:

We have reviewed the above-captioned filing and have the following comments.

Schedule 14A
General

1. Please revise your disclosure to summarize the facts and circumstances surrounding the December 28, 2006 filing by Harbinger of an action in Delaware Chancery Court regarding the company's bylaws as it relates to the advance notice provisions and Harbinger's compliance with same. See also Item 7(a) of Schedule 14A. Further, please make it clear in this proxy statement, if true, that since the validity of the company's advance notice bylaw is currently being considered by Delaware Chancery Court, Harbinger's nominees may be invalidated by the court.

2. Please tell us in a supplemental response whether there are any arrangements that Harbinger has with Mr. Zucco, including any indemnification arrangements that should be disclosed.

3. We note your Schedule 13D disclosure identifying Philip Falcone as a shareholder of Harbert Management Corporation, the managing member of the Master Fund and certain of its affiliates, and the portfolio manager of the Master Fund and Special Fund. The proxy statement identifies Sandford Cohen, Mr. Breen's partner at Tyrex, LLC as providing "consulting services" to the Master Fund and the Special Fund in connection with the solicitation of proxies. Tell us why, pursuant to Instruction 3(a)(vi) of Item 4 of Schedule 14A, each of Messrs. Falcone and Cohen as well as Tyrex, LLC are not required to be identified as "participants" in Harbinger's solicitation of proxies.

4. Please amend your disclosure to list all securities of the company purchased or sold by Harbinger's participants within the last two years. See Item 5(b)(vi) of Schedule 14A.

The Solicitation is Being Made by Harbinger Capital Partners . . . .

5. Please tell us the holdings of Harbinger Capital Partners as of the record date, or the number and percentage of shares entitled to vote at the annual meeting. If this number and percentage of shares are different from those disclosed here, please amend your disclosure to clarify.

6. Please state the business addresses for the nominees as required by Item 5(b)(i) of Schedule 14A.

7. We note your disclosure regarding the Tyrex consulting services to be provided by Mr. Breen and his partner, Sandford Cohen. Please amend your disclosure to quantify amounts Mr. Breen would be entitled to, instead of percentage entitlements.

8. We note your disclosure to disregard the card of the company. Please revise your disclosure to state your intentions with respect to the other proposals that are in the company's proxy statement since these proposals will be voted upon at the 2006 annual meeting.

Our Recommendations if the Harbinger Nominees are Elected

9. Please provide the basis for your recommendation that the company reduce its quarterly operating expenses to $50 million. It appears that the current quarterly operating expenses are approximately $60 million. Further, you should quantify the impact that such a cut would have on the short and long-term growth of the company, which affects security holder value.

10. Amend your disclosure to add specificity to the areas you list generally for which

reductions are recommended. We note your general reference to reductions through office consolidation, reduction in redundant headcount, sales reorganization, and other administrative cost reductions.

11. Please explain how your nominees will propose that the company support greater investment in new product development while at the same time cutting its cash balance in order to fund the proposed $200 million share repurchase program.

12. Amend your disclosure to provide the basis for your statement that the proposals will require the support of the company's audit and compensation committees.

Cost and Method of Solicitation

13. We note your statement that you expect to seek reimbursement from the company for your expenses in connection with the solicitation. Please amend your disclosure to provide the entirety of the disclosure required by Items 4(b)(3), 4(b)(4) and 4(b)(5) of Schedule 14A, including, but not limited to whether you will seek a security holder vote on the issue of reimbursement, costs or anticipated costs of persons employed to solicit proxies , and the total amount estimated to be spent and total expenditures to date in connection with the proxy solicitation.

Schedule 13D filed on December 28, 2006

14. We note that on November 3, 2006 Harbinger filed an amendment to its then existing Schedule 13G to reflect the accumulation of shares by its reporting group. Harbinger then filed its Schedule 13D on December 28, 2006. It appears, however, that Harbinger was active during the period between November 3, 2006 and December 28, 2006 in identifying and arranging for the proposed nominations of Messrs. Zucco and Breen plus retaining MacKenzie Partners to act as its proxy solicitation firm. In a supplemental response, please outline the entirety of Harbinger's activities, including with respect to the consulting arrangement, during that period and tell us why the timing of the Schedule 13D was appropriate.

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Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3257 or by facsimile at (202) 772-9203 with any questions.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions